FAIRFAX  News Release
Stock Symbol:  FFH (TSX and NYSE)

TORONTO, May 1, 2008

FIRST QUARTER FINANCIAL RESULTS

(Note: All dollar amounts in this press release are expressed in U.S. dollars.)

Fairfax Financial Holdings Limited (TSX and NYSE: FFH) announces that it had net earnings of $631.8 million for the first quarter of 2008 ($34.72 per share, $33.78 per diluted share) compared to net earnings of $110.9 million for the first quarter of 2007 ($6.10 per share, $5.88 per diluted share). Highlights for the first quarter included the following:

•
The combined ratio of the company’s insurance and reinsurance operations for the first quarter of 2008 was 100.7% on a consolidated basis, and on an individual company basis was as follows: Northbridge – 98.9%, Crum & Forster – 108.3%, Fairfax Asia – 82.1%, OdysseyRe – 98.5% and Group Re – 96.9%. Included in first quarter underwriting results was a $25.5 million pre-tax charge associated with the settlement of an asbestos lawsuit by Crum & Forster, representing 9.4 combined ratio points for Crum & Forster and 2.3 combined ratio points for Fairfax. This charge led to an underwriting loss at the company’s insurance and reinsurance operations for the first quarter of 2008 of $7.7 million compared to underwriting profit of $49.5 million for the first quarter of 2007.

•
Total interest and dividend income earned decreased to $180.1 million in the first quarter of 2008 from $198.6 million in the first quarter of 2007, primarily due to the year-over-year decline in average short term interest rates, despite a $2.2 billion increase in the average investment portfolio for the first quarter of 2008 compared to the first quarter of 2007.

•
Operating income of the company’s insurance and reinsurance operations (excluding net gains on investments) for the first quarter of 2008 was $122.3 million compared to $203.8 million for the first quarter of 2007 as a result of the above-described declines in underwriting results and interest and dividend income.

•
Net premiums written during the first quarter of 2008 declined by 0.5% to $1,064.0 million from $1,069.4 million in the first quarter of 2007, reflecting the operating companies’ disciplined response to increasingly competitive conditions in global insurance and reinsurance markets.

•
Net gains on investments in the first quarter of 2008 were $1,092.8 million compared to $98.8 million in the first quarter of 2007. During the first quarter of 2008 the company sold $3.8 billion (2007 – nil) notional amount of credit default swaps for proceeds of $885.0 million (2007 – nil) and recorded net gains on sales of $230.7 million and net mark-to-market gains of $467.4 million (2007 - $62.1 million). Increased net gains on investments also reflect net mark-to-market gains on short equity and equity index positions and net gains on sales of bonds and common stocks, partially offset by impairments recorded for certain common stock and bond investments. For the April 1 to April 25, 2008 period, the net loss related to credit default swaps was $304.6 million. The fair value of the $17.5 billion notional amount of credit default swaps held at April 25, 2008 (including insignificant purchases and sales of credit default swaps during this period) was $684.9 million, compared to the fair value of $990.9 million at March 31, 2008 of the $17.5 billion notional amount of credit default swaps held on that date.  The credit default swaps are extremely volatile, with the result that their market value and their liquidity may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known upon their disposition.

•
The company’s runoff operations reported a modest operating loss of $4.4 million in the first quarter of 2008 and produced pre-tax income of $173.4 million after the inclusion of net investment gains of $177.8 million (including $146.5 million related to credit default swaps), compared to an operating loss of $2.2 million and pre-tax income of $9.8 million in the first quarter of 2007.

•
The company held $1,154.6 million of cash, short term investments and marketable securities at the holding company level ($1,132.8 million net of short sale and derivative obligations) at March 31, 2008, compared to $971.8 million at December 31, 2007 ($963.4 million net of short sale and derivative obligations).

•
Holding company debt declined during the first quarter of 2008 by $135.0 million to $1,120.8 million, reflecting the conversion of $188.5 million principal amount of the company’s 5% convertible senior debentures due July 15, 2023 on February 13, 2008 into 886,888 subordinate voting shares of the company.  The company’s total debt to total capital ratio declined to 24.1% at March 31, 2008 from 27.1% at December 31, 2007.

•	At March 31, 2008, common shareholders’ equity was $4,672.6 million, or $253.63 per basic share, compared to $4,063.5 million, or $230.01 per basic share at December 31, 2007.

Following is a summary of Fairfax’s financial results for the first quarter:

	THREE MONTHS ENDED MARCH 31 (unaudited - $ millions except per share amounts)
	2008	2007
Total revenue	2,390.8	1,535.0
Earnings before income taxes and non-controlling interests	1,151.5	242.1
Net earnings	631.8	110.9
Net earnings per share	$34.72	$6.10
Net earnings per diluted share	$33.78	$5.88

There were 18.1 million and 17.7 million weighted average shares outstanding during the first quarters of 2008 and 2007 respectively.  At March 31, 2008 there were 18,423,128 shares effectively outstanding.

Combined ratios of the company’s insurance and reinsurance operations were as follows for the first quarter:

	THREE MONTHS ENDED MARCH 31
	2008	2007
Insurance - Canada (Northbridge)	98.9%	93.5%
- U.S. (Crum & Forster)	108.3%	95.9%
- Asia (Fairfax Asia)	82.1%	97.3%
Reinsurance - OdysseyRe	98.5%	96.3%
- Group Re	96.9%	96.6%

Consolidated	100.7%	95.7%

Fairfax’s detailed first quarter report can be accessed at its website www.fairfax.ca.  As previously announced, Fairfax will hold a conference call at 8:30 a.m. Eastern time on Friday, May 2, 2008 to discuss its first quarter results.

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information, contact Greg Taylor, Chief Financial Officer, at (416) 367-4941.

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995.  Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, but are not limited to: a reduction in net income if the reserves of our subsidiaries (including reserves for asbestos, environmental and other latent claims) are insufficient; underwriting losses on the risks our subsidiaries insure that are higher or lower than expected; the lowering or loss of one of our subsidiaries’ financial or claims paying ability ratings; an inability to realize our investment objectives; exposure to credit risk in the event our subsidiaries’ reinsurers or insureds fail to make payments; a decrease in the level of demand for our subsidiaries’ products, or increased competition; an inability to obtain reinsurance coverage at reasonable prices or on terms that adequately protect our subsidiaries; an inability to obtain required levels of capital; an inability to access cash of our subsidiaries; risks associated with requests for information from the Securities and Exchange Commission or other regulatory bodies; risks associated with current government investigations of, and class action litigation related to, insurance industry practice or any other conduct; the passage of new legislation; and the failure to realize future income tax assets. Additional risks and uncertainties are described in our Annual Report which is available at www.fairfax.ca and in our Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada and the United States, which is available on SEDAR and EDGAR.  Fairfax disclaims any intention or obligation to update or revise any forward-looking statements.

FAIRFAX FINANCIAL HOLDINGS LIMITED
 95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946